DISTANCE VOTING BALLOT

This document is a free translation. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. Nonetheless, this document is valid for any Shareholder of the Company that wishes to exercise its remote voting right, subject to the voting guidelines, as set forth in Section 4.2 of the Manual for Shareholders' Participation at the Extraordinary General Meeting 2021 ("Manual"). This document is NOT valid for holders of American Depositary Receipts ("ADRs"). Holders of ADRs shall refer to the section 4.1(d) of the Manual for voting instructions and are directed to contact the Bank of New York Mellon, as the depositary institution of ADRs in the United States.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - OI S.A. to be held on 04/19/2021

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This Remote Voting Bulletin related to the Extraordinary General Shareholders' Meeting and shall be submitted at the Extraordinary Shareholders´Meeting of Oi S.A. – In Judicial Reorganization ("Company") to be held on April 19, 2021, at 15 p.m., ("Meeting" or "GSM"). This Remote Voting Bulletin must be filled if a shareholder chooses to exercise its remote voting right, under article 121, sole paragraph, of Law No. 6,404/1976 ("Corporate Law") and CVM Ruling No. 481/2009 ("ICVM 481").

If a shareholder wishes to exercise its remote voting right, it shall fill fields 1 and 2 completely incluiding an e-mail address for eventual contact.

In addition, in order for this voting bulletin to be considered valid and the votes rendered herein to be accounted for the quorum of the General Meeting:

- all fields below must be properly filled out;
- all pages must be initiated; and
- at the end, the shareholder or its legal representative(s), as the case may be and under the legislation in force, shall sign the bulletin

Any shareholder who choose to exercise its voting right through Remote Voting Bulletin shall observe the other rules and formalities described in item 12.2 of the Company's Reference for (Rules, policies and practices related to general meetings), available at the CVM website (www.cvm.gov.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Any shareholder who chooses to exercise its remote voting right may: (i) fill and send this bulletin directly to the Company; or (ii) send filling instructions to able service providers, according to the instructions below:

1.1. Submission of bulletin by a shareholder directly to the Company:

Any shareholder who chooses to exercise its participation and remote voting right through submission of bulletin directly to the Company, shall send the following documents in pdf form to the e-mail address invest@oi.net.br by April 12, 2021 or send them until the same date to the attention of the Investors' Relations Executive Office of the Company, in the City and State of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, Leblon, CEP 22430-190):

(i) Remote Voting Bulletin, duly filled, initialed and signed; and

(ii) Copy of the following documents:

(a) For natural person, official and valid identification document, with photo and Social Security.

(b) For legal entities: (i) latest consolidated Bylaws or Articles of Association (as the case may be), along with any subsequent amendments that have not been consolidated; (ii) corporate documents that evidence the good standing of the shareholder's representation; and (iii) official and valid identification document, with photo, and Social Security of the legal representative of the shareholder.

(c) For investment funds: (i) latest consolidated Rules of the Investment Fund, along with any subsequent amendments that have not been consolidated; (ii) latest consolidated Bylaws or Articles of Association (as the case may be) of the administrator or manager (as the case may be, observing the voting policy of the investment fund), along with any subsequent amendments that have not been consolidated; (iii) corporate documents that evidence the good standing of the representation of the administrator or manager and the shareholder (as the case may be); and (iv) official and valid identification document, with photo and Social Security of the legal representative of the administrator or manager (as the case may be) and the shareholder

The Company requests that documents that were originally issued in a foreign language be submitted with the respective translation into Portuguese.

Exceptionally, due to the effects generated by the pandemic of COVID-19 (Coronavirus), the Company will waive the formalities for the recognition of signatures, authentication, apostille and sworn translation of the referred documentation.

The Remote Voting Bulletin, along with the required documentation, shall be considered valid only if received by the Company, in order, with at least seven (7) days of advance regarding the date of such General Meeting, that is, before April 12, 2021. Bulletins received by the Company after such period will not be considered.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - OI S.A. to be held on 04/19/2021

As provided in article 21-U of CVM Ruling No. 481/2009, the Company will communicate to the shareholder, through e-mail address informed in the remote voting bulletin, if the documents received are sufficient for the vote to be considered valid or the procedures and terms for any rectification or resubmission, if necessary.

Any shareholder participating in the fungible custody of B3 shares who chooses to exercise its remote voting right through submission of bulletin directly to the Company shall also submit an updated statement of its shareholding position issued by the custodian institution (namely, the statement issued by BM&FBOVESPA). In addition, without prejudice to any interest verification that the Company usually performs, according to the updated interest records of its shareholder base available to the Company, the shareholder shall inform the Company, through electronic address invest@oi.net.br, regarding any movement with the shares held thereby between the base date for such statement and the date of the respective General Meeting, along with the proofs of such movements.

Further information regarding the procedures required to exercise voting at a distance is described in item 12.2 of the Companys Reference Form.

1.2 Exercise a vote through service providers – Remote voting system:

Any shareholder who chooses to exercise its remote voting right through service providers shall send its voting instructions to the respective custody agents, observing the rules determined thereby, and, therefore, must verify the procedures established thereby to issue voting instructions through bulletin, and the documents and information required thereby for such purpose.

It is worth mentioning that, as determined by CVM Ruling No. 481, of December 17, 2009 ("CVM Instruction No. 481/09") the Central Depositary of B3, upon receiving voting instructions of shareholders through their respective custody agents, shall disregard any diverging instructions regarding a single resolution that have been issued by the same CPF or CNPJ enrollment number.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Investors' Relations Executive Office of the Company (in the City and State of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 7º andar, Leblon, CEP 22430-190)
invest@oi.net.br

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Bookkeeping Agent: Banco do Brasil S.A.
Phone: (21) 3808-3715

A shareholder may send remote voting instructions upon delivery of the voting bulletin in one of the branches of Banco do Brasil S.A. with certified copies of the identification documents: a) individual: identity card, proof of address issued less than 90 days before; b) legal entities/investment funds: bylaws/articles of association/rules, documentation that proves the representation and identity card of the representative; and c) shareholders with tax address abroad: additionally, documents that prove the origin of the funds will be required according to CMN Resolution No. 4,373 or Law No. 4,131 and other related laws.

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. Consideration and resolution on the issuance, by the Company, of the declaration required by Judgment No. 1, dated January 8, 2021, which gave rise to the Prior Consent from the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, for the merger of Telemar Norte Leste S.A. - In Judicial Reorganization (Telemar), a wholly-owned subsidiary of Oi, with and into the Company, as provided for in the Judicial Reorganization Plan.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. (Meden), responsible for preparing (i) the appraisal report, at book value, of Telemars shareholders equity, to be incorporated to the Companys shareholders equity, (ii) the valuation report of the shareholders net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the Brazilian Corporation Law), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. (BTCM), indirect subsidiary of the Company, to be incorporated to the Companys shareholders equity (jointly, the Valuation Reports).

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - OI S.A. to be held on 04/19/2021

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments (Protocol and Justification of the Merger), which establishes the terms and conditions of the merger of Telemar with and into the Company (the Merger).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

6. Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Companys Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

7. Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments (Protocol and Justification of the Partial Spin-off), which establishes the terms and conditions of the partial spin-off of BTCM (the Partial Spin-off) with the transfer of the spun-off portion to the Company (the Transfer of the Spun-off Portion).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8. Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

9. Amendment to the wording of article 2 of the Companys Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan.

that are necessary to comply with the Judicial Reorganization Plan.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

10. Authorization for the Companys management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

[ ] Approve [ ] Reject [ ] Abstain

City :____

Date :____

Signature :____

Shareholder's Name :____

Phone Number :____